July 19, 2018

Joseph J. Euteneuer
Chief Financial Officer
Mattel, Inc.
333 Continental Blvd.
El Segundo, California 90245-5012

       Re: Mattel, Inc.
           Form 10-K for the Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended March 31, 2018
           Form 8-K furnished April 26, 2018
           File No. 001-05647

Dear Mr. Euteneuer:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
2017 Compared to 2016, page 26

1. We refer to your discussion of the changes in sales from 2016 to 2017 by Brand and
      Segment beginning on page 27. We note that decreases in sales are explained by "lower sales of Other Girls, Construction and Arts & Crafts, American Girl, and Fisher-Price
      Friends products, partially offset by higher sales of Entertainment products." In this regard, you explain the decrease in sales by stating that sales in certain brands or segments also decreased, but you do not explain the reasons for the change. Please revise to provide a more robust discussion of the reasons for the changes in sales such as whether outside
 Joseph J. Euteneuer
FirstName LastNameJoseph J. Euteneuer
Mattel, Inc.
Comapany NameMattel, Inc.
July 19, 2018
July 19, 2018 Page 2
Page 2
FirstName LastName
         trends or factors (e.g. children's movies releases ) were a cause of the resulting change in your revenues. To the extent applicable, your discussion of changes in expenses should be similarly revised given we note a discussion of increased royalty expenses on page 28 without a discussion of why the royalties increased.
Financial Statements
Notes to Consolidated Financial Statements
Note 10 - Fair Value Measurements, page 88

2. We note from page 89 that you performed fair value measurement of assets on a non-
         recurring basis during 2017. Please revise to provide the fair values of the relevant assets in a tabular format as required by ASC 820-10-50-8.
Form 10-Q for the Quarter Ended March 31, 2018

Financial Statements
Notes to Consolidated Financial Statements
2. Accounts Receivable, page 8

3. We refer to your reversal of sales of $30 million recorded during the first quarter of 2018.
         In addition, we note from your December 31, 2017 10-K, a prior reversal of sales in the third quarter of 2017. Please explain to us why you believe reversing previously recorded revenue in the first quarter was appropriate. In this regard, considering the uncertainty surrounding the bankruptcy of Toys 'R' Us during 2017, please tell us why you believed the sales recorded during the first quarter of 2018 were initially appropriately recognized, including whether they were considered probable for collection under ASC 606-10-25-
         1.e. Your response should clearly address the factors that led to the reversals in both periods and your expectations for collection of amounts due from Toy 'R' Us given the liquidations.
4. In a related matter, we note the bad debt expense of $57 million recorded during the first quarter of 2018. Please explain to us why you believe this amount was collectible as of
         December 31, 2017 and describe the factors that led you to believe that accounts receivable were no longer collectible subsequent to year end. As part of your response, please clarify your process for revenue recognition during 2017 considering the Toys 'R'
         Us bankruptcy and your reversal of sales related to the bankruptcy during the third quarter of 2017. Your response should also address how you considered whether collectibility was reasonably assured under SAB Topic 13 when you recognized the related revenue as of December 31, 2017. We may have further comment upon receipt of your response.
15. Revenues
Revenue Recognition and Sales Adjustments, page 18

5. We note your disclosure that you enter into symbolic and functional licensing arrangements, whereby the licensee pays Mattel royalties based on sales of licensed
 Joseph J. Euteneuer
Mattel, Inc.
July 19, 2018
Page 3
         product, and in certain cases are subject to minimum guaranteed amounts. If material, please tell us, and revise to disclose how you recognize revenue for both functional and symbolic licensing arrangements. Your response and revised disclosure should also explain when you recognize both royalties and any minimum guarantee. See guidance in
         ASC 606-10-55-58 and 65. Also see disclosure guidance in ASC 606-10-50-12 and 17.
6. We note that you enter into arrangements with customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. If material, please tell us, and revise to disclose how you account for returns, if different from other variable consideration. For example, please tell us and revise to disclose if you record a refund liability and asset for the right to recover goods from the customer at the time of sale. See guidance in ASC 606-10-32-10 and 606-10-55-
         23.
Form 8-K furnished April 26, 2018

Exhibit 99.1
Exhibit VII, page 1

7.       We note that your earnings release discloses the non-GAAP measures Net
Sales As
         Adjusted, Gross Profit As Adjusted, Operating Loss As Adjusted, Net Loss per Common
         Share As Adjusted, Adjusted EBITDA, and Gross Sales As Adjusted, which add back the revenue that was previously reversed and/or bad debt expense related to Toys R Us.
         Please tell us why you believe these adjustments are appropriate given that you determined that the receipt of such sales was uncollectible and not appropriately recognized as revenue, and it appears you will no longer have sales to Toys 'R' Us in the future given its liquidation. In this regard, the non-GAAP measures for which you have added back the reversed sales from Toys 'R' Us appear to create non-GAAP measures that are not consistent with the guidance in Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G. Please explain or revise to remove these Non-GAAP measures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters.

FirstName LastNameJoseph J. Euteneuer
Comapany NameMattel, Inc.
                                                               Division of
Corporation Finance
July 19, 2018 Page 3                                           Office of
Transportation and Leisure
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